Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

June 4, 2021

CONFIDENTIAL

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Daniel Morris

Erin Jaskot

Division of Corporate Finance

Trade & Services

Acropolis Infrastructure Acquisition Corp.

Registration Statement on Form S-1

Filed March 17, 2021

File No. 333-254

Ladies and Gentlemen:

On behalf of our client, Acropolis Infrastructure Acquisition Corp., a Delaware Corporation (the “Registrant”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated March 25, 2021 (the “Comment Letter”) relating to the above-referenced Registration Statement. The Registrant has also revised the Registration Statement in response to the Staff’s comments, and, concurrently with delivery of this letter, filed with the Securities and Exchange Commission (the “Commission”) an amendment to the Registration Statement which reflects these revisions and generally updates certain information in the Registration Statement (the “Amendment”).

To assist your review, set forth below in bold are the comments of the Staff contained in the Comment Letter and immediately below each comment is the response of the Registrant with respect thereto or a statement identifying the location in the Registration Statement of the requested disclosure or revised disclosure. Please note that all references to page numbers in our responses refer to the page numbers of the Amendment to the above-referenced Registration Statement. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Registration Statement.

Securities and Exchange Commission

June 4, 2021

The Registrant has asked us to convey the following as its responses to the Staff:

Our warrant agreement designates the courts of the City of New York, page 59

1. Please revise the third paragraph of this risk factor to clarify that plaintiffs who are unable to bring their claims in the judicial forum of their choosing may be required to incur additional costs in the pursuit of actions which are subject to your exclusive forum provisions.

Response to Comment 1

The Registrant has revised the Registration Statement in response to the Staff's comment. Please see pages 60-61 of the Amendment.

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If the Staff has any questions concerning this response letter or requires further information, please do not hesitate to contact the undersigned at (212) 373-3919 or Deniz Gurbuz at (212) 373-3575.

Very truly yours,

/s/ Catherine L. Goodall

Catherine L. Goodall

cc:	Securities and Exchange Commission Abe Friedman Joel Parker Acropolis Infrastructure Acquisition Corp.
Geoffrey Strong James Crossen Latham & Watkins LLP Ryan J. Maierson, Esq. Erika L. Weinberg, Esq. Stellos G. Saffos, Esq.